51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

QUATERRA RESOURCES INC. (the “Company”)
1100 – 1199 West Hastings Street
Vancouver, BC V6E 3T5

Item 2 Date of Material Change

April 13, 2012

Item 3 News Release

A news release was issued in Vancouver, British Columbia on April 13, 2012 and distributed through Marketwire.

Item 4 Summary of Material Change

The Company closes C$2.48 Million Financing with Goldcorp.

Item 5 Full Description of Material Change

VANCOUVER, B.C. —Quaterra Resources Inc. today announced that the NYSE Amex and TSX Venture exchanges have approved the purchase of 4,000,000 common shares of the Company at a price of C$0.62 per share by Goldcorp Inc., raising a total of C$2.48 million.

See attached News Releases dated April 5, 2012 and April 13, 2012.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

The following officer of the Company is knowledgeable about the material change disclosed in this report: Dr. Thomas Patton, President. Tel: (604) 681-9805.

Item 9 Date of Report

April 16, 2012